Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 15 – 2008

JUNE 13, 2008
FOR IMMEDIATE RELEASE

AURIZON REPORTS ADDITIONAL RARE EARTH AND URANIUM RESULTS AT KIPAWA PROJECT

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report results from its 2007 surface exploration program, at its 100 percent owned Kipawa Gold-Uranium-Rare Earth project, north-western Quebec, Canada.

The Kipawa project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, Quebec, halfway between the Elliot Lake uranium camp and the Abitibi gold belt  and was initially acquired by Aurizon on the basis of a government regional stream sediment survey.

Aurizon has received new exploration data from its 2007 exploration program which included regional till sampling, prospecting, geophysics and soil geochemistry.

Eleven (11) new results received from Snake and Eagle grab samples confirm the grade potential for uranium (U3O8), yttrium (Y) and rare earths elements (REE).  The best results are as follows:

Area (sample)	U3O8	Yttrium	Light Rare Earth Element	Heavy Rare Earth Element
Snake (KP07)	0.32%	1.98%	0.16%	0.73%
Snake (63 802)	-	0.35%	7.89%	0.42%
Snake (63884)*	0.20%	0.67%	0.09%	0.30%
Snake (63851)*	0.14%	0.46%	0.06%	0.22%
Eagle (KP04)	-	0.34%	1.95%	0.27%
Eagle (KP05)	-	0.22%	1.30%	0.16%
Eagle (63590)*	-	0.32%	5.34%	0.40%

*Results previously reported on Aurizon’s news release dated November 8, 2007.

Aurizon Mines Ltd.
News Release – June 13, 2008
Aurizon Reports Additional Rare Earth and Uranium Results at Kipawa Project

The 2007 field prospecting season resulted in the discovery of the Eagle rare earths showing and the Snake rare earth and uranium showings.  The Eagle and Snake areas are located 43 kilometres away from each other along the same contact between the Kipawa alkaline intrusive complex and surrounding altered meta sedimentary gneissic rocks.

“The exploration for new high grade rare earth occurrences at Kipawa was not Aurizon’s initial priority.” said Martin Demers, Exploration Manager. “However, the high rare earth grades discovered over an extensive area, combined with current market conditions, provide a strong incentive to follow up on these encouraging results.”

Snake

The Snake area is located in the western part of the Kipawa southern block project and represents a 2.8 kilometres long mineralized trend.  At Snake, mineralization is associated with linear layered meta sedimentary gneissic rocks.  New assay results returned 8.31% combined rare earth and 0.32% uranium and 1.98% yttrium, respectively 1.2 kilometres and 2.8 kilometres south of the assays results previously released (November 8, 2007).

Eagle

The Eagle area is located in the South eastern part of the Southern block project and represents a
1 kilometre favourable trend along an syenite intrusive contact.  Best results returned 2.23% combined rare earths from an amphibole rich layer of the Kipawa intrusive complex.  Samples were taken 3 metres down a cliff, on the same outcrop previously sampled and released (November 8, 2007).

Outlook

In addition to the drilling program planned on gold targets at Kipawa (see News Release June 12, 2008), a budget of $260,000 has been approved to complete systematic outcrop sampling and mapping of Eagle and Snake and diamond drilling at Eagle.  The program will be initiated shortly.  Aurizon has continuously worked in close collaboration with the First Nation communities of Eagle Village and Wolf Lake over the last two years and expects to incorporate into an agreement, the foundation for developing mineral potential in the Kipawa area.

Qualified Person and Quality Control

Assays were performed on grab samples, averaging two kilograms. Exploration primary assaying was performed at ALS Chemex, located in Val-d'Or, Quebec Determination of uranium and rare earth elements were conducted with lithium metaborate fusion followed by standard ion couple plasma mass spectrometry assays. Reference materials and blanks are inserted in the sample sequence for quality control.  Rare earth elements above detection limits were sent to INRS-ETE laboratory, located in Quebec City. Assays were performed with alkaline fusion followed by ion couple plasma mass spectrometry assays.  Reference materials and blanks are inserted in the sample sequence for quality control.

Information of a scientific or technical nature in this news release, work, sampling, implementation and the quality control program has been prepared by or under the supervision of Martin Demers, P.Geol. Exploration Manager, qualified person as defined by National Instrument 43-101.

Aurizon Mines Ltd.
News Release – June 13, 2008
Aurizon Reports Additional Rare Earth and Uranium Results at Kipawa Project

One sketch is attached showing the relevant area of the Kipawa project and results.  All other information previously released on the Kipawa project is also available on the Aurizon website.

Samples	Light rare earth (%)[1]					Heavy rare earth (%)[2]
	La	Ce	Pr	Nd	total	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu	total	Y(4)
DV-KP-01.00		.01	.00	.01	.02	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00	.01	.01
DV-KP-02.01		.02	.00	.01	.04	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00
DV-KP-03.04		.09	.01	.03	.16	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00	.01	.02
DV-KP-04.48		.97	.11	.40	1.95	.07	.01	.06	.01	.06	.01	.03	.00	.02	.00	..27	.34
DV-KP-05g	.33	.65	.07	.25	1.30	.04	.00	.03	.01	.03	.01	.02	.00	.02	.00	.16	.22
DV-KP-05f	.01	.02	.00	.01	.04	.01	.00	.01	.00	.01	.00	.01	.00	.01	.00	.05	.08
DV-KP-06.03		.03	.01	.03	.09	.01	.00	.01	.00	.01	.00	.01	.00	.01	.00	.04	.07
DV-KP-07.04		.08	.01	.03	.16	.01	.00	.03	.01	.17	.05	.21	.03	.20	.02	.73	1.98
DV-KP-012.01		.01	.00	.00	.02	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00	.00
63802	2.23	3.95	.39	1.31	7.89	.16	.02	.09	.01	.06	.01	.03	.00	.02	.00	.40	.35
63871	.06	.12	.01	.04	.23	.01	.00	.01	.00	.01	.00	.00	.00	.00	.00	.03	0.04

Rare earth element anomalies are also associated with gallium, zirconium, and yttrium.

1.

Light rare earth elements include lanthanum (La), cerium (Ce), praseodymium (Pr) and neodymium (Nd).

2.

Heavy rare earth elements include promethium (Pm), samarium (Sm), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), holmium (Ho), erbium (Er), thulium (Tm), ytterbium (Yb) and lutetium (Lu).

3.

Promethium has not been assayed.

4.

(Y) Yttrium

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Forward Looking Statements

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, expectations, budgets and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to ; changes in project parametres as plans continue to be refined; , grade or recovery rates; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of exploration activities, environmental risks and hazards,  and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

Aurizon Mines Ltd.
News Release – June 13, 2008
Aurizon Reports Additional Rare Earth and Uranium Results at Kipawa Project

For further information contact:

David P. Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391

Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

AURIZON MINES LTD.
Suite 3120 – 666 Burrard Street
Vancouver, BC

V6C 2X8

70 km
Shear Zone
Grenville Front
HUNTER'S POINT
38g/t Au, 7.7%U_3O_8
Drilling Target
Drilling Target
EAGLE (KP05)
1.30%LREE
0.16%HREE
0.22%Y
EAGLE
Previously reported
EAGLE (KP04)
1.95%LREE
0.27%HREE
0.34%Y
SNAKE NORTH
Previously reported
SNAKE CENTER
0.32%U_3O_8
0.16%LREE
0.73%HREE
1.98%Y
SNAKE SOUTH
7.89%LREE
0.40%HREE
0.35%Y
0 0.5km
0 5km
QUEBEC
ONTARIO
Val-d'Or
Elliot Lake
Kipawa
Grenville front
Aurizon Claims
Aurizon's Claims Pending
Grab sample
Rare Earth Element
GEOLOGY
Syenitic Complex
Diabase
Quartzite
AURIZON MINES LTD.
KIPAWA Project (Quebec)
GOLD-URANIUM-REE
June 13, 2008

Reference: News Release Issue No. 15-2008